Exhibit 99.5

ADDENDUM NO. 3 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO.3 TO FIRST PREFERRED MORTGAGE (this “Amendment”) is made this 31st day of May, 2012 between ADVENTURE EIGHT S.A., a corporation organized and existing under the laws of the Republic of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 8 December, 2009 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE JUPITER (the “Vessel”), Official No. 14521, of 27,176 tons gross and 15,533 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia (the “Deputy Commissioner’s Office”) at 4:19 A.M., E.S.T. on 8 December, 2009 in Book PM61 at Page 703 and which mortgage was amended by an addendum No. 1 dated 18 July, 2011 which was recorded in the Deputy Commissioner’s Office at 11:03 A.M., E.D.S.T., on 18 July, 2011 in Book PM63 at Page 517 and which mortgage was further amended by an addendum No. 2 dated 8 November 2011 which was recorded in the Deputy Commissioner’s Office at 9:03 A.M., E.S.T., on 8 November, 2011 in Book PM63 at Page 762 and which mortgage was granted in continuation of a Marshall Islands Ship Mortgage dated 14 April, 2008 and recorded on 14 April, 2008 as amended by an amendment No. 1 dated 4 July 2008 and recorded on 4 July 2008 and an amendment No. 2 dated 2 April 2009 and recorded on 2 April 2009 (hereinafter the “Mortgage”).

WHEREAS:

A. The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the reducing revolving credit facility of up to (originally) Ninety one million United States Dollars (US$91,000,000) (of which the aggregate principal amount outstanding at the date hereof is Thirty six million four hundred and fifty thousand United States Dollars (US$36,450,000) (the “Facility”), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated and further amended (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B. The Loan Agreement has been further amended by a sixth supplemental agreement dated 31 May 2012 (the “Sixth Supplement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Amendment, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Five S.A., Adventure Six S.A. and Adventure Ten S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgagee has agreed to restructure the Facility following the Owner’s undertaking to restructure on a best efforts basis each of the FBB Facility and the DB Facility (together with the Facility, the “Existing Facilities”) and in connection therewith: (a) the Final Maturity Date (as defined in the Loan Agreement) shall be extended until 31 December 2015, (b) the sub-division of the Commitment and the Loan (currently in the amount of $36,450,000) and the existing two (2) Tranches thereof into three (3) tranches and the revision of the reduction schedule of the Commitment on new terms, (c) the release to the Borrower and the Owners of certain of the minimum cash balances required to be maintained in the Operating Accounts and (d) the waiver of application of clause 8.2.1 of the Loan Agreement required to be until 31 March 2014. A copy of the form of the Sixth Supplement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C. It is a condition to the Sixth Supplement that the Owner enters into this Amendment.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1. The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Amendment No. 3 to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. Clause 13 of the Mortgage is hereby amended and restated to read as follows:

“For the purpose of recording this First Preferred Mortgage as required by Chapter 3 of Title 21 of the Liberian Code of Laws Revised as amended the total amount is Fifty Four million six hundred fifty thousand Dollars ($54,650,000) (of which Thirty six million four hundred fifty thousand Dollars ($36,450,000) represents the maximum principal amount of the Loan that may be outstanding at any one time and Eighteen million two hundred thousand Dollars ($18,200,000) represents maximum amount secured by this Mortgage with respect to the Swap Obligations) and interest on the Loan and performance of mortgage covenants. The date of maturity is 31 December 2015 and the discharge amount is the same as the total amount.”

D. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

2. As amended by this Amendment No. 3 to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment the day and year first above written.

ADVENTURE EIGHT S.A.		CREDIT SUISSE AG

By:	/s/ Ioannis Fassolis	By:	/s/ Pinelopi - Anna Miliou
	Name: Ioannis Fassolis		Name: Pinelopi - Anna Miliou
	Title: Attorney-in-Fact		Title: Attorney-in-Fact

HELLENIC REPUBLIC	)
)ss.:
CITY OF PIRAEUS	)

On this 31st day of May, 2012 before me personally appeared Ioannis Fassolis to me known, who being by me duly sworn did depose and say that he/she resides at Piraeus, Greece; that he/she is an Attorney-in-Fact of ADVENTURE EIGHT S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

/s/ Christina Kaisam
Special Agent
Christina Kaisam

HELLENIC REPUBLIC	)
)ss.:
CITY OF PIRAEUS	)

On this 31st day of May, 2012 before me personally appeared Pinelopi - Anna Miliou to me known, who being by me duly sworn did depose and say that he/she resides at Athens, Greece; that he/she is an Attorney-in-Fact of CREDIT SUISSE AG (formerly know as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

/s/ Christina Kaisam
Special Agent
Christina Kaisam

Exhibit 1

Supplemental Agreement

PLEASE SEE EXHIBIT 99.1 FILED HEREWITH

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